Buenos Aires, January 8th, 2025

BOLSAS Y MERCADOS ARGENTINOS S.A.

COMISIÓN NACIONAL DE VALORES

Ref.: Relevant Fact. Extension of the Transition Period for a term of six (6) months.

Dear Sirs,

I am writing to you as Head of Market Relations of Pampa Energía S.A. (the “Company”) in relation to the relevant facts published on June 4th and June 11th, 2024, to inform that the Secretary of Energy has issued Resolution No. 383/2024 extending for a period of six (6) months, as from its original expiration date, the transition period of the concession of Los Nihuiles System. Therefore, Hidroeléctrica Los Nihuiles S.A. shall continue in charge of the management of the previously granted concession. The new expiration date for the hydroelectric power generation concession of the Los Nihuiles System, granted under the terms and provisions of Act No. 15.336, has been set for June 1, 2025.

Sincerely,

_____________________________

María Agustina Montes

Head of Market Relations